Exhibit 4.49
English language summary of Chinese language NT$1.8 Billion Syndicated Loan Agreement dated March 2, 2004 between Winstek Semiconductor Corporation and Mega Bank
Borrower : Winstek Semiconductor Corporation
Lenders :
1.	Mega International Commercial Bank (Sponsor Bank)
2.	Hsinchu International Bank
3.	Central Trust of China
4.	Cathay United Bank
5.	Jih Sun International Bank
6.	Sunny Bank
7.	Bank Sinopac
8.	Taichung Bank
Summary of the main articles
1.	Total loan principal available for draw down: NT$1,800 million (Consist of item A loan and item B loan. No sub-limit between item A and item B).
Item A loan : available only with Sponsor Bank
Item B loan : available with all lenders (including Sponsor Bank)

2.	Purpose of loan : Fixed assets purchase

3.	Loan term : 5 years after first draw down date of either loan

4.	Draw down period : 1.5 years after first draw down date

5.	Principal repayment : Repayment in equal instalments every 6 months commencing 1.5 years after first draw down date.

6.	Interest rate : Chunghwa Post Co. Ltd. 2-year fixed deposit interest rate plus 1.3%

7.	Interest repayment : Monthly repayment
8.	Penalty interest rate for delayed repayment of principal or interest :
(a)	“Penalty payment” : item (6) interest rate plus 1% subject to:
(b)	if “penalty payment” is paid within six months : “penalty payment” multiplied by 10%
(c)	if “penalty payment” is paid after six months : “penalty payment” multiplied by 20%

9.	Advanced repayment of loan :
(a)	Must be over two years from first draw down date;
(b)	Must provide notice to sponsor bank two months before the principal instalment repayment date; and
(c)	Minimum repayment of loan must be equal to the amount of principal instalment or a multiple amount thereof.
10.	Financial covenants :
(a)	Current ratio must not be lower than 100%;
i.	Current ratio = Current assets divided by Current liabilities;
(b)	Debt ratio must not be higher than 120%;
i.	Debt ratio = Debt divided by Net Worth;
(c)	Interest Coverage ratio must not be lower than 200%;
i.	Interest Coverage ratio = (Net Profit before Tax + Interest Expense + Depreciation + Amortization) divided by Interest Expense.
If any of the following occurs, interest rate in item (6) will be increased by 0.25%;
(a)	80% < Current ratio < 100%; or
(b)	120% < Debt to Equity ratio < 150%; or
(c)	150% < Interest Coverage ratio < 200%.
If any of the following occurs, interest rate in item (6) will be increased by 0.50%;
(a)	Current ratio is lower than 80%; or
(b)	Debt to Equity ratio higher than 150%; or
(c)	Interest Coverage ratio is lower than 150%.
11.	Loan proceeds usage restriction : Loan proceeds cannot be used for any purpose in China.

12.	Security : The loan is secured by a pledge of the fixed assets purchased with the loan proceeds.
Summary of the articles omitted
(1)	Condition precedent to the drawing of loan
(2)	Rights and obligations of the borrower
(3)	Rights and obligations of the lender
(4)	Dispute settlement
(5)	Miscellaneous
(6)	Notes